Clariant

Clariant International LtdLtd.
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED
2007 JUL 10 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

07025033

CH-4132 Muttenz 1, 02/07/2007

SUPPL

Investor Relations
Holger Schimanke
Tel.: +41 61 469 6745
Fax: +41 61 469 6767
E-Mail: holger.schimanke@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following documents:

- News release „Clariant announces further price increases" (2 pages)

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Yours sincerely,

Clariant Ltd

i.A. E. [signature]

Holger Schimanke

7/10

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

July 2, 2007

Media Release

Clariant International Ltd

Clariant announces further price increases

MUTTENZ, Switzerland, July 2, 2007 – Clariant, a global market leader in specialty chemicals, announces further increases of various product segments of the Textile, Leather & Paper Chemicals, Pigments & Additives as well as Functional Chemicals Division with immediate effect.

A continued high level of crude oil prices and energy costs as well as reduced supply for key raw materials due to the closing of several production plants in China to decrease environmental impact cause an ongoing increase in raw material prices.

Consequently price increases will be effected in the following segments: Dyes, Optical Brighteners, Polymer Dispersions, Leather Chemicals and Ethoxylates of the Textile, Leather & Paper Chemicals Division as well as Pigments, Preparations, Polymer Additives, Flame Retardants and Intermediates of the Pigments & Additives Division. The price increases vary for example between 10 to 30 percent for specific dyes or 10 to 15 percent for Optical Brighteners depending on the product respectively 5 percent for Chinacridones or 15 percent for lacquered pigments.

Clariant's Functional Chemicals Division just recently announced price adjustments to address both recent and announced raw material cost increases especially for products containing ethylene, ethylene oxide as well as fatty alcohol and fatty acid.

Clariant remains committed to a continuous supply of its products and a high level of service and innovation to meet its customers' requirements. Customers will be contacted individually regarding the specifics of the price increases as they apply to their situation.

Calendar of Corporate Events

August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results
February 14, 2008	Full Year 2007 Results
April 10, 2008	Annual General Meeting

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58

END